Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300 DALLAS, TX 75201-6950 (214) 746-7700 FAX: (214) 746-7777 August 24, 2006	AUSTIN BOSTON BRUSSELS BUDAPEST DALLAS FRANKFURT HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE SILICON VALLEY SINGAPORE WARSAW WASHINGTON, D.C

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Susser Holdings Corporation Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-134033)

Ladies and Gentlemen:

On behalf of our client, Susser Holdings Corporation, a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-134033) (the “Registration Statement”). In connection with such filing, set forth below are responses to the comments of the Staff communicated in its letters addressed to the Company dated August 2, 2006. We are sending to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3. In addition, under separate cover, we will file a confidential treatment request with respect to certain of the agreements filed as exhibits to Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Unless the context otherwise requires, all references below to “we,” “us,” and “our” refers to the Company. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3.

General

1.	We note your response to comment 1 in our letter dated July 13, 2006. In the recent sales section, please revise to disclose the aggregate number of shares of common stock

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

to be issued in exchange for class A units, class B units and unit options. Please also file the LLC agreement as an exhibit to your next amendment.

The requested disclosure has been added to “Item 15. Recent Sales of Unregistered Securities.” See page II-2 of Amendment No. 3.

The Company has not filed the existing Stripes Holdings LLC Amended and Restated Limited Liability Company Agreement dated as of December 21, 2005 (the “Old LLC Agreement”) because it does not believe it is required to be filed as an exhibit pursuant to Item 601 of Regulation S-K and the rules of Form S-1. Pursuant to the mergers described under “Corporate Formation Transactions” in the prospectus, the Old LLC Agreement will be further amended and restated and replaced by a new LLC Agreement, which is attached to the Form of Agreement and Plan of Merger (the “LLC Merger Agreement”) and which has been filed with Amendment No. 3 as Exhibit 2.1. Accordingly, there will be no ongoing contractual rights or obligations of the parties under the Old LLC Agreement from and after the time of the offering. The Old LLC Agreement is therefore not a material agreement required to be filed under Item 601(10), nor a constituent document required to be filed under Item 601(3). Additionally, there is nothing in the Old LLC Agreement that would make it an instrument defining the rights of security holders required to be filed pursuant to Item 601(4).

The Company understands the Staff may be requesting the Old LLC Agreement be filed pursuant to Item 601(2) of Regulation S-K as a material plan of acquisition, reorganization, arrangement, liquidation or succession. However, the Company believes that the terms of the Old LLC Agreement relating to the entry into the LLC Merger Agreement are neither material to investors in the offering, nor required to be filed because such provisions are embodied in the LLC Merger Agreement and the Form of Agreement and Plan of Merger among Susser Holdings Corporation and Stripes Investment Corp. (the “Investment Corp. Merger Agreement” and, together with the LLC Merger Agreement, the “Corporate Reorganization Merger Agreements”), each of which are being filed under Item 601(2) as Exhibits 2.1 and 2.3. There are no terms in the Old LLC Agreement that survive the offering, and the terms of the corporate formation transactions are adequately disclosed in the prospectus. In addition, the exact legal terms of the corporate formation transactions are set forth in the Corporate Reorganization Merger Agreements, which are being filed as exhibits to Amendment No. 3, and such filings satisfy the Company’s exhibit filing obligations pursuant to Item 601 of Regulation S-K under the rules of Form S-1.

Accordingly, the Company respectfully submits to the Staff that the Old LLC Agreement is not a required exhibit filing and has therefore not filed it with Amendment No. 3.

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

Summary, page 1

2.	We note your response to comment 2 in our letter dated July 13, 2006. In this regard, we have reviewed the information you have provided to us in support of your statement that you are the “largest non-refining motor fuel distributor in Texas.” Please revise to indicate that this statement is based on your knowledge of the industry.

The requested revision has been made. Please refer to page 1 of Amendment No. 3.

Unaudited Pro forma Consolidated Statement of Operations, page 46

3.	We note your response to comment 21 in our letter dated July 13, 2006. Stock-based compensation recognized by the predecessor in accordance with the variable accounting provisions of APB 25 does not appear to be directly attributable to the December 2005 transactions. Please tell us why stock based compensation referred to in note 2 is directly related to the 2005 transactions and is a nonrecurring item that should be eliminated in arriving at pro forma results given the requirements of APB 25. Otherwise, please remove the stock-based compensation adjustment from the pro forma presentation. Please refer to our comment regarding Members’ Interests - Predecessor below.

There were two components of stock-based compensation expense recognized during 2005. The first component of $1.188 million is attributable to the “normal” compensation expense that we recognized in accordance with APB 25 during fiscal 2005 based on formulaic values defined in the option plan documents. Since we have been privately-held company, there was no market value established for our equity. The plan documents define a formula for “Fair Value” to be used in any option redemptions, except in the case of a change of control event, in which case the Fair Value shall be determined by the Administrator, taking into account of the liquidation value of Susser Holdings, L.L.C. Therefore, prior to the December 2005 transactions, the compensation expense that had been recognized reflected the exact valuation that would have been used for any option redemptions. We have not included this “normal” amount of compensation expense in our pro forma adjustments.

The second component of $17.3 million was the value attributed to the options that were redeemed in connection with the December 2005 transactions, reduced by the amount of compensation expense previously recognized. The options were valued and redeemed due to the change of control which occurred in connection with the December 2005 transactions, in accordance with the plan documents, and the plans were terminated. This additional compensation charge would not have been recognized if not for the December 2005 transactions, which set a valuation for Susser based on an auction process. Article 11(b)(6) of Regulation S-X states “Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i)

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.” This charge for $17.3 million is directly related to the December 2005 transaction, is non-recurring in nature and therefore does not have a continuing impact on our financial statements, and is factually supportable by the amounts we calculated and paid out to option holders. Therefore, we believe that the pro forma adjustment for the component of stock-based compensation expense directly attributed to the December 2005 transaction meets the requirements of Article 11(b)(6) and is appropriate.

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 47

4.	In order to make the computation of pro forma earnings per share more transparent to investors, please disclose the number of shares for which the net proceeds are being used for general corporate purposes that have been excluded from the computation. Please similarly revise note 8 on page 49 and note 5 on page 51.

The requested disclosure has been added to pages 48, 50 and 52 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

First Quarter 2006 Compared to First Quarter 2005, page 59

5.	We have reviewed your response to comment 12 in our letter dated July 13, 2006 and the revisions to your disclosure. We note you revised your disclosure with respect to the examples we provided in our previous comment. In all circumstances where there is more than one item accounting for a significant change between periods in key financial data or indicators, please quantify in dollars the incremental impact of each individual item on the overall change. For example, quantify the dollar increase in retail sales of motor fuel attributable to the increase in the average retail price of motor fuel versus the increase in retail gallons sold.

We have added additional quantification as requested to MD&A beginning on page 60 of Amendment No. 3.

Financial Statements, page F-1

6.	We mote that you revised the unaudited interim financial statements included in the filing. Please provide us with a summary of each of the adjustments made to the unaudited interim financials statements, including those to reflect the final purchase price allocation. In addition, please tell us the reasons for adjustments, if any, that are not directly attributable to the final purchase price allocation and why your accounting treatment and related disclosure is appropriate.

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

We have updated the S-1 in this Amendment No. 3 to reflect our results for the second quarter ended July 2, 2006. However, in response to this comment, all of the changes made to the financial statements for the first quarter between Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) related to changes in the purchase price allocation. Just prior to filing Amendment No. 1, we received a valuation report from our consultant that we believed was final, and we reflected the allocations from this report in our Amendment No. 1. The allocations from this report resulted in changes to our preliminary estimates of depreciation and amortization, and we therefore revised our 1st quarter results to reflect the revised depreciation and amortization expense. Subsequent to filing Amendment No. 1, we discovered and corrected errors in the consultant report, the most significant being the overvaluing of equipment at our retail stores. We corrected the valuation errors and depreciation and amortization expense, which resulted in values substantially the same as our preliminary estimates. Additionally, the reductions in value allocated to assets resulted in goodwill being recorded. Below is a summary of the changes from Amendment No. 1 to Amendment No. 2:

	As Reported in Amendment No. 1	As Reported in Amendment No. 2	Difference
Balance Sheet:
Assets held for sale	$5,439	$7,619	$2,180
Property and equipment, net	229,184	224,400	(4,784)
Supply agreements	5,428	6,242	814
Favorable lease arrangements, net	12,423	6,925	(5,498)
Goodwill	—	13,605	13,605
Other intangible assets, net	19,346	14,429	(4,917)

Net change to assets			1,400
Retained deficit	(7,000)	(5,600)	1,400

Statement of Operations:
Depreciation, amortization and accretion	7,045	5,645	(1,400)

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

Subsequent to filing Amendment No. 2, we made additional revisions to the purchase price valuation study, some of which resulted from asset sales during 2006 to re-value the assets sold so that no gain or loss was recorded. The valuation report is now final, and has been reflected in our financial statements in this Amendment No 3. The following table summarizes the adjustments made to purchase price allocation, as reflected in the amendments to the Registration Statement:

	Preliminary, as Initially Reported in Financial Statements as of January 1, 2006	Revised, as Reflected in Amendment No. 1	Revised, as Reflected in Amendment No. 2	Final, as Reflected in Amendment No. 3
Current Assets	$92,701	$93,376	$94,880	$95,332
Property and Equipment	224,964	235,579	219,180	212,355
Goodwill	—	—	13,605	20,224
Other Intangible Assets	38,280	26,990	28,280	28,460
Other Assets	4,533	4,533	4,533	4,533
Current Liabilities	(107,273)	(107,273)	(107,273)	(107,313)
Other Liabilities	(36,589)	(36,589)	(36,589)	(36,975)

Total Consideration	$216,616	$216,616	$216,616	$216,616

7.	We note your response to comment 33 in our letter dated July 13, 2006. You should apply the same accounting method, either the fair value method described in SFAS 123 or the intrinsic value based method in APB 25, in accounting for all of your stock-based employee compensation arrangements. Please refer to paragraph 14 of SFAS 123. Please revise the financial statements of the Successor to either apply the intrinsic value based method of accounting to measure compensation expense related to the grant of Class B units or to apply the fair value method of accounting to measure compensation expense related to options granted under the Stripes Option Plan.

We have accounted for stock-based compensation expense under APB 25 for both the class A unit options granted under the Stripes Holdings LLC option plan and the class B units, which were all granted in December 2005.

Compensation expense for the class A unit options was not recognized, as the class A units were valued at $10 per unit at the date of grant and the employee will be required to pay $10 per unit upon exercise of the option, resulting in an intrinsic value of zero for the class A unit options. The $10 per class A unit fair value was determined based on the cash transaction on December, 21, 2005.

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

Unlike the class A units, there were no class B unit cash transactions to look to as an indicator of fair value. Due to the liquidation preference of the class A units over the class B units, the fair value of a class B unit is significantly less than that of a class A unit. As described in the Company’s response to comment 33 in our response letter of July 20, 2006, we believe the fair value of the class B units is $1.93 per unit, based on our analysis. This value is supported by the estimated conversion rate for this offering, whereby the class B units will converted into the equivalent of approximately 0.2 class A units. This conversion rate multiplied by the fair value of a class A unit on December 21, 2005 of $10 supports our current valuation. We believe this methodology is consistent with guidance provided by the AICPA Technical Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” as it takes into account the liquidation preference of the class A units, and the class A units have an established fair value. Since there is no exercise price associated with the class B units, the compensation cost, or intrinsic value, to be recognized over the 5-year vesting period under APB 25 equals the estimated market value at date of grant of $1.93 per unit.

Consolidated Statements of Members’ Interests, page F-6

8.	We have reviewed your response to comments 17 and 18 in our letter dated July 13, 2006 and the revisions to your disclosure. It remains unclear to us why you have continued to present the issuance of high yield debt as a transaction of the predecessor company given that you accounted for the acquisition as a leveraged buyout under EITF 88-16. In addition, as the amounts paid to acquire/redeem preferred equity and management options were included in the total purchase price, it is also unclear to us why these transactions are presented as transactions of the predecessor company. Further, if the sale/leaseback transaction and retirement of existing debt are predecessor company transactions, we believe they should be separately discussed in the footnotes apart from the acquisition transaction. Finally, we believe that consideration paid to the unit and option holders of Susser would be more appropriately characterized in the statements of cash flows as an acquisition of Susser Holdings LLC as opposed to redemption of equity. With respect to each of these matters, please advise or revise.

We have revised our presentation of the Consolidated Statements of Cash flows to reflect the following:

•	to show the high yield debt issuance as a Company transaction

•	to show redemption of preferred equity and management options as a Company transaction

•	to change the description from “Redemption of equity” to “Acquisition of predecessor”

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

•	to increase cash provided by operations by the $13.7 million recognized as stock-based compensation cost, as this cash outflow is presented as a component of Acquisition of predecessor.

While the sale/leaseback and debt retirement transactions were in the Predecessor company, they were integral to the December 2005 transactions. As such, they were a part of the overall cash inflows and outflows that occurred December 21, 2005, and are also included in the pro forma financial statements. We believe that the discussion of these transactions in the same note assists the reader in fully understanding the December 2005 transaction. However, we have changed the caption of Note 3 to “Acquisition and Related Transactions” on page F-14 and have modified a paragraph on F-15 to clarify that the sale/leaseback and debt retirement transactions were Predecessor transactions.

Note 3, Acquisitions, page F-14.

9.	Please disclose the nature and amount of all material adjustments to the initial allocation of the purchase price. This may be best accomplished by disclosing the final allocation of purchase price in addition to the initial allocation. Please refer to paragraph 51(h) of SFAS 141.

We have added a final allocation of purchase price to Note 3 on page F-17 of Amendment No. 3. See also our response to Comment 6 above.

Note 17, Members’ Interests - Predecessor, page F-30

10.	We have reviewed your response to comment 32 in our letter dated July 13, 2006 and the revisions to your disclosure. Please tell us why you are unable to estimate the fair value of your common units and accrete changes in the redemption value at the greater of fair value or the contractually-specified redemption formula. In that regard, we assume you estimated the fair value of your common units in recognizing stock-based compensation expense related to management incentive options disclosed in Note 19. Please advise. In doing so, tell us how you estimated the fair value of your common units in accounting for stock-based compensation for each of the periods presented. In addition, it appears that the fair value of the common units at January 2, 2005 was significantly higher than the recorded formula value given the significant accretion recorded between January 2, 2005 and December 20, 2005. If the fair value of the common units was, in fact, higher than the formula value for the periods presented, please revise. Otherwise, please explain to us in detail what caused the significant increase in fair value of the units between January 2, 2005 and December 20, 2005.

Since Susser Holdings, L.L.C. has been a privately-held company, there was no readily-available market value for our common equity. The Securities Purchase Agreement from our prior equity transactions in 2000 and 2001 defined the repurchase price of common units as the greater of “Fair Market Value per Unit” or the “Formula Value per Unit.” The Fair

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

Market Value per Unit was to be determined through good faith negotiations between the parties, or by independent appraisals if the parties are not able to reach agreement on valuation. As there was never a need to determine a Fair Market Value prior to the December 2005 transactions, no such determination was made. Therefore, the only basis we had for estimating the fair value of the redeemable common units was the formula method defined in the Securities Purchase Agreement. Below is the calculation worksheet used.

SUSSER HOLDINGS, L.L.C.

	Formula value for redeemable common
	Fiscal Year Ended			As of 10/2/2005
	12/29/2002	12/28/2003	1/2/2005
LTM EBITDA	44,002,894	42,288,108	50,005,052	54,784,759
X Stated multiple	6	6	6	6

	264,017,364	253,728,648	300,030,315	328,708,555
- Debt	(192,081,327)	(195,207,586)	(194,327,097)	(196,671,477)
- LOC’s	(2,055,000)	(2,985,000)	(2,991,000)	(3,091,000)
- Preferred liquidation value	(44,224,334)	(48,403,171)	(52,989,875)	(56,542,661)
+ Cash	11,619,677	19,616,031	13,156,203	8,181,034
+ Cash from in the money option exercise	—	—	761,597	1,106,097

	37,276,381	26,748,922	63,640,142	81,690,548
Units:
Common units	2,332,726	2,332,726	2,332,726	2,332,726
+ Options in the money	—	—	93,333	118,333

Total diluted common units	2,332,726	2,332,726	2,426,059	2,451,059
Formula value per unit	15.98	11.47	26.23	33.33
Redeemable units	1,132,726	1,132,726	1,132,726	1,132,726
Formula value - redeemable common	$18,100,683	$12,988,755	$29,713,564	$37,752,264

The fair value estimates for recognizing stock-based compensation expense, prior to the December 2005 transactions, were also based on formula values, similar to those above, as was discussed in response to Comment 3 above. We believed that the stated formula was a reasonable valuation metric. The increase in value from January 2, 2005 to December 20, 2005 was partly attributed to growth in the business between those dates, and we have

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

included a column in the calculation worksheet to show the formula value as of the end of September 2005. A portion of the increase in valuation as of December 2005 was also the result of the competitive auction process we conducted to select a new private equity partner, in which the private equity sponsor acquired a majority ownership in the company, whereas the former equity sponsors held only a minority share (both individually and as a group).

Note 19, Management Incentive Options, page F-32

11.	We note that the number of incentive options outstanding at July 2, 2006 differs from the number outstanding at April 2, 2006. Please update your disclosures for the unaudited interim period as applicable or tell us why additional disclosures are not required. Please refer to paragraphs 64-65, 84 and A240-242 of SFAS 123(R) and SAB Topic 14:H.

We have added additional disclosure to Note 19 beginning on page F-33 of Amendment No. 3.

Note 20, Segment Reporting, page F-34

12.	We have reviewed your response to comment 34 in our letter dated July 13, 2006 and the revisions to your disclosure. Unaudited information should not be included in your audited footnotes. Given that merchandise sales by category is not included in the information used to produce your general-purpose financial statements, and is therefore not required to be disclosed under paragraph 37 of SFAS 131, we believe you should remove this information from your footnotes. Nonetheless, as we continue to believe that this represents important information for investors, we recommend that you include this information in the description of your business on page 76.

We have removed the merchandise details from the audited footnotes, and have expanded the disclosure in the table on page 84 of Amendment No. 3.

Note 23, Restatement, page F-39

13.	Please revise to include the reconciliation provided on page F-40 as part of Note 22, “Net Income and Loss per Unit,” rather than as part of Note 23, “Restatement.”

Note 23 (which has been renumbered as Note 22) has been inserted in the correct position on page F-41 of Amendment No. 3.

Exhibits

14.	We note that on page 76 you state that you are a significant distributor of Conoco, Exxon, Shell and Texaco branded motor fuel. Please file any agreements you may have with these suppliers, or confirm to us that you have filed all material contracts.

H. Christopher Owings

Securities and Exchange Commission

August 24, 2006

The Company confirms to the Staff that it has filed, or will file prior to the effectiveness of the Registration Statement, all material contracts required to be filed pursuant to Item 601 of Regulation S-K and the rules of Form S-1.

* * *

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 214-746-7700.

Sincerely,

/s/ W. Stuart Ogg
W. Stuart Ogg

cc:	Sarah Goldberg (SEC)
William Thompson (SEC)
Scott Anderegg (SEC)
Peggy Kim (SEC)